

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Robert W. Driskell
Chief Financial Officer
Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, MS 38824

> **Re:** **Hancock Fabrics, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed April 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 27, 2010**
> **File No. 001-09482**

Dear Mr. Driskell:

We have reviewed your response to our comment letter dated January 28, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Financial Statements and Supplementary Data, page 29

Note 12 – Shareholders' Interest, page 47

1. We have reviewed your response to comment 6 in our letter dated January 28, 2011. Please note that ASC 815-40-15-7D indicates an instrument's strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in an entity's control. If the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument shall still be considered indexed to an entity's own stock price if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward

option on equity shares. Since down round provisions are considered extraneous to a fixed-for-fixed pricing model and the ability to control subsequent financing activities is not relevant under ASC 815-40, it appears that the warrants are not indexed to your common stock and may need to be accounted for as derivative liabilities. After considering the preceding guidance, please tell us if you believe the warrants should have been classified as liabilities. Otherwise, please explain in greater detail why you believe equity classification is appropriate.

Schedule 14A filed on April 27, 2010

Compensation Discussion and Analysis, page 15

Incentive Compensation, page 17

2. We have reviewed your response to comment 14 in our letter dated January 28, 2011 and we have the following additional comments:

- Your response states that your management "qualified for a percentage of the 'Target' amount based on EBITDAR and a percentage of the 'Maximum' amount based on cash flow from operations…," however your chart shows "Target" dollar amounts of $14,835 and $20,500 for EBITDAR and cash flow from operations before reorganization, respectively, and does not show the "Maximum" goal with respect to cash flow from operations. Please explain.

- We are unable to determine the dollar value of the minimum and maximum goals based on the information you provided. Please provide these.

- We note your statement that the "resulting percentage was then applied to the base salary of each executive officer to establish a potential bonus…." Please provide the percentage(s) and show how you calculated the percentage(s). Also, for each executive officer, please show how this percentage(s) was applied to the base salary and show the amount of the resulting bonus.

If appropriate and useful, please use tables to present the information requested above. Also, please include this additional disclosure in future filings.

Long-term Incentives, page 17

3. We have reviewed your response to comment 15 in our letter dated January 28, 2011. Please disclose the performance metrics established by the board for determining the stock option vestings or clarify that these metrics are the same as those used to calculate the incentive bonuses.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at 202-551-3331 or of Brigitte Lippmann, Special Counsel, at 202-551-3713, or in their absence you may contact me at 202-551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief